Exhibit 99.3

Pyxis Tankers Announces Joint Venture Agreement to Acquire Modern Dry-Bulk Vessel,

Expansion of Common Share Repurchase Program & Partial Redemption of Series A Cumulative Convertible Preferred Stock

Maroussi, Greece – May 21, 2024 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (“we”, “our”, “us”, the “Company” or “Pyxis Tankers”), an international shipping company, announced today key strategic and financial actions to further enhance its shareholder value.

1.	The Company has entered into an agreement with a group of sellers, including the Company’s Chairman and Chief Executive Officer, Mr. Eddie Valentis, to acquire, through a joint venture, an eco-efficient Kamsarmax (82,000 dwt), dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding fitted with a ballast water treatment system (“the Vessel”). The purchase price of the Vessel, the “Konkar Venture”, is $30.0 million, which, in conjunction with Vessel working capital and transaction fees and expenses, is expected to be funded by $16.5 million of bank debt, $13.2 million of total cash and the new issuance of $1.5 million of restricted common shares of the Company. The Company, through the Vessel owning subsidiary, expects to enter into a new 5 year amortizing term loan with one of its existing lenders that will be secured by the Vessel and bears interest at SOFR plus 2.15%. As a further sign of commitment to the Company, entities controlled by Mr. Valentis have agreed to re-invest $5.9 million in cash for a 40% minority interest in the Vessel owning subsidiary, with the Company owning the 60% majority interest through an investment of $7.3 million in cash and $1.5 million of restricted common shares of the Company (the “Shares”). The number of Shares to be issued will be calculated based on the greater of (a) $5.60 or (b) the average of (i) the average of the closing daily volume weighted average prices (“VWAPs”) for the five-day period immediately before the public announcement of the Vessel acquisition and (ii) the average of the closing daily VWAPs for the five-day period immediately after the public announcement of the Vessel acquisition. The Shares shall be restricted from sale for a period of one year from issuance. The acquisition of the “Konkar Venture”, which was unanimously approved by the Company’s independent and disinterested directors, is subject to customary closing conditions and is expected to be completed in June 2024.

2.	After a comprehensive review of the results of the Company’s common share re-purchase program over the past year, the Company’s board of directors (the “Board”) approved an increase of $1.0 million in incremental common share repurchase authority for a period of 12 months expiring on May 16, 2025, bringing the Company’s total share repurchase authority to $1.4 million. The common share repurchase program does not require the Company to purchase a specific number or amount of common shares, and may be suspended or re-instated at any time at the Company’s discretion and without notice. The initial $2.0 million program was put in place in May, 2023, and as of May 16, 2024, the Company had spent a total of $1.6 million, including commissions, to acquire a total of 415,371 common shares of the Company. At that date, there were 10,458,767 common shares of the Company outstanding.

3.	The Board also approved the Company’s redemption of 100,000 shares of our Series A Cumulative Convertible Preferred Stock (the “Preferred Shares”) (NASDAQ Cap Mkts: PXSAP). A redemption date of June 20, 2024 (the “Redemption Date”) has been established and the Preferred shareholders who have been selected for the redemption will be notified. Pursuant to the Certificate of Designation, the redemption price is 100% of the Liquidation Preference of the Preferred Shares of $25.00, plus accrued dividends up to, but not including the Redemption Date. Upon redemption, the 100,000 PXSAP shares will be cancelled by the Company and cash dividends in respect of these shares will no longer be payable. After this partial redemption, there will be 303,631 PXSAP shares outstanding, which are convertible into 1,354,204 common shares, if fully converted, a reduction of 446,429 in fully-diluted common shares.

Mr. Eddie Valentis, Chairman and Chief Executive Officer of the Company, commented: “Secondhand values for modern eco-efficient product tankers continue to appreciate unabated. In our opinion, current asset prices are prohibitively high for fleet expansion of our MR’s. In our commitment to enhancing shareholder value, we have continued to improve our balance sheet, repurchased common shares and selectively expanded our footprint in the dry-bulk sector. After due consideration, the independent and disinterested members of the Board unanimously approved the acquisition of the “Konkar Venture”, which is the sister ship of our 2015 built “Konkar Asteri”. We will own 60% of this joint venture and the remaining 40% will be owned by a company related to our Chairman and Chief Executive Officer, Mr. Valentis, who will reinvest $5.9 million in cash and receive $1.5 million in restricted shares of the Company as part of his portion of the Vessel purchase consideration. The Vessel will continue to be managed by Konkar Shipping Services, S.A., a company that is also related to Mr. Valentis, thereby minimizing acquisition risk and assuring smooth operational integration to our expanding fleet. Similar to the joint venture of the “Konkar Ormi”, we believe this counter-cyclical investment opportunity should provide attractive returns to us through a well-managed structure.

As described elsewhere in this release, since the start of our common share repurchase program one year ago, we have acquired 415,371 common shares, which represented approximately 9% of our public common shares that not owned by Company insiders. In addition, our redemption of approximately 25% of the outstanding Preferred Shares will lower our monthly cash dividend payments, but more importantly further reduce dilution on the basis of earnings and net asset value per share and improve share liquidity.”

About Pyxis Tankers Inc.

The Company currently owns a modern fleet of mid-sized eco-vessels consisting of three MR product tankers, one Kamsarmax, bulk carrier and a controlling interest in a single ship Ultramax, dry-bulk venture engaged in seaborne transportation of a broad range of refined petroleum products and dry-bulk commodities. The Company is positioned to opportunistically expand and maximize its fleet of eco-efficient vessels due to significant capital resources, competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information on the Company’s website is not incorporated into and does not form a part of this release.

Forward Looking Statements

This press release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will, “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of the war in the Ukraine and the Red Sea conflict, on our financial condition and operations as well as the nature of the product tanker and dry-bulk industries, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. The Company is reliant on certain independent and affiliated managers for its operations, including most recently an affiliated private company, Konkar Shipping Agencies, S.A., for the management of its dry-bulk vessels. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.
59 K. Karamanli Street
Maroussi, 15125 Greece
info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams
Chief Financial Officer
Tel: +30 (210) 638 0200 / +1 (516) 455-0106
Email: hwilliams@pyxistankers.com